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Exhibit (e)(5)

EXECUTIVE CHANGE IN CONTROL POLICY

Effective as of February 28, 2007

        1.    Purpose.    The purpose of this Executive Change in Control Policy (the "Policy") is to define the equity acceleration benefits that may be received by Executives (as defined below) of Opsware Inc. (the "Company") in the event of certain circumstances following a change in control of the Company.

        2.    Amendment of Policy.    This Policy may only be amended with the approval of the Board of Directors of the Company (the "Board") or the Compensation and Organizational Development Committee of the Board (the "Committee"). The Policy can be amended at any time by the Board or the Committee, provided, that no such amendment shall adversely affect outstanding rights unless an affected Executive otherwise consents to such adverse amendment in writing.

        3.    Administration.    The Policy will be administered by the Committee, and any questions as to eligibility or its terms shall be determined by the Committee.

        4.    Applicability.    This Policy shall apply to Executives. For purposes of the Policy, "Executive" means (i) the Company's Chief Executive Officer, (ii) all executive officers who report directly to the CEO and (iii) such other persons as determined by the Committee from time to time. If an Executive ceases to directly report to the CEO but continues his or her service with the Company, any such equity awards covered by the Policy at the date the Executive ceases to report to the CEO shall remain covered by the Policy but future grants of equity awards to such person shall not be eligible for accelerated vesting under the Policy. Upon a person becoming CEO or an executive officer who reports directly to the CEO, such person shall be entitled to the accelerated vesting provided under the Policy.

        5.    Eligible Awards.    Upon becoming an Executive, the Executive may: (i) amend the terms of any then outstanding awards to be covered by this Policy or (ii) to the extent applicable, keep the existing acceleration terms of any then outstanding awards if the Executive determines such acceleration terms are more favorable than that provided by this Policy. With respect to equity grants following the date a person becomes an Executive, such equity awards shall provide for accelerated vesting as set forth in this Policy.

        6.    Acceleration.

        If there is a change of control of the Company and the Executive is terminated without cause or terminates for good reason within thirty (30) days prior to or within eighteen months following a change of control, then all unvested shares subject to an award governed by this Policy will fully accelerate (the "Acceleration").

        In addition, if an Executive voluntarily terminates his or her services because of a constructive termination at least twelve (12) months but no more than eighteen (18) months following a change of control, the Acceleration shall also apply. The Acceleration shall also apply in the event of an Executive's death or disability.

        The Company, may, at its discretion, provide that an Executive is to receive less than full acceleration in connection with any of the events above if such Executive has not achieved certain tenure with the Company (or successor entity) as of the time such event occurs. The Acceleration provided for in this Policy shall be included in the governing equity award agreement with each such Executive and shall contain terms substantially consistent with this Policy and the terms set forth on the attached Annex 1.

Annex 1

Change in Control Terms for Equity Award Agreements with Executives

Accelerated Vesting:

A.        If Optionee's continuous status as a Service Provider is terminated within thirty (30) days prior to or eighteen (18) months following a Change of Control (as defined in the Plan) by reason of:

  (i)
  Optionee's voluntary termination of employment for Good Reason,

  (ii)
  the termination of Optionee's employment without Cause by the Company or any successor entity, or

  (iii)
  the termination of Optionee's employment by reason of death or Disability,

then one hundred percent (100%) of the then-Unvested Shares subject to the Option shall become Vested Shares and shall be exercisable.

B.        If Optionee voluntarily terminates his/her continuous status as a Service Provider for Constructive Termination at least twelve (12) months following a Change of Control but no more than eighteen (18) months following a Change of Control, then one hundred percent (100%) of the then-Unvested Shares subject to the Option shall become Vested Shares and shall be exercisable.

Definitions:

        For purposes of this Option Agreement, the following definitions shall apply:

        "Cause" shall mean:

        (i)    the Optionee's repeated failure, in the reasonable judgment of the Board or Optionee's manager, to perform Optionee's assigned duties or responsibilities as a Service Provider as directed or assigned by the Board or Optionee's manager from time to time, after written notice thereof from the Board or Optionee's manager to the Optionee setting forth in reasonable detail the respects in which the Company believes the Optionee has not performed such duties or responsibilities;

        (ii)   the Optionee personally engaging in knowing and intentional conduct that is seriously injurious to the Company or any successor entity;

        (iii)  Optionee's commission of a material violation of the Company's Employment, Confidential Information and Invention Assignment Agreement; or

        (iv)  the Optionee being convicted of, or pleading no contest to, a felony, or committing an act of dishonesty or fraud against, or the willful misappropriation of material property belonging to, the Company or any successor entity.

        "Good Reason" shall mean any of the following, if not undertaken for Cause:

        (i)    the reduction of Optionee's base salary or target incentive cash compensation by more than an aggregate of ten percent (10%);

        (ii)   Optionee's relocation without Optionee's written consent to a facility or a location more than fifty (50) miles from Optionee's location for the Company immediately prior to the Change in Control; or

        (iii)  the material breach of this Change of Control provision by the Company or any successor entity, including the failure by the Company to require a successor in connection with a Change of Control to expressly assume and agree to perform the Company's Change of Control obligations under this Agreement.

        "Constructive Termination" shall mean the following, if not undertaken for Cause:

        (i)    a material adverse change in Optionee's responsibilities that causes Optionee's position to be of materially less stature or responsibility. A "material adverse change" shall not be deemed to occur if Optionee consents in writing to such change or if Optionee has substantially the same responsibilities with respect to a subsidiary entity as Optionee had for the Company immediately prior to the Change in Control or is otherwise performing such responsibilities as the senior person responsible for such in the subsidiary entity.

Conditions to Acceleration:

        Transition Period:    Optionee shall not be eligible for accelerated vesting resulting from a voluntary termination of employment for Constructive Termination unless Optionee continues as a Service Provider to the Company or any successor entity for a period of twelve (12) months immediately following the Change in Control.

        Cure Period:    If Optionee desires to invoke any item(s) listed above under the definition of Good Reason or Constructive Termination, Optionee must first give the Company an opportunity to cure such item(s) within thirty (30) days following delivery to the Company of a written explanation specifying the specific basis for Optionee's belief that Optionee is entitled to terminate employment for Good Reason or Constructive Termination.

        Release:    Prior to any acceleration of any exercisability or vesting benefits under this Option Agreement, Optionee and Company or any successor entity will enter into a commercially reasonable general release of claims in favor of the Company (or its successor).

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  Exhibit (e)(5)